UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 13)1

comScore, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

20564W204
(CUSIP Number)

DANIEL B. WOLFE
180 DEGREE CAPITAL CORP.
7 N. Willow Street, Suite 4B
Montclair, NJ 07042
Telephone: 973-746-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20564W204

1	NAME OF REPORTING PERSONS: 180 Degree Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 415,366 shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 415,366 shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 415,366 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 8.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV
* Reflects a reverse stock split of the Common Stock of the Issuer at a ratio of 1-for-20.

CUSIP No. 20564W204

1	NAME OF REPORTING PERSONS: Matthew F. McLaughlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 125,000 shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 125,000 shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 2.6%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
* Reflects a reverse stock split of the Common Stock of the Issuer at a ratio of 1-for-20.

CUSIP No. 20564W204

1	NAME OF REPORTING PERSONS: Kevin M. Rendino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,542 shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,542 shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,542 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
* Reflects a reverse stock split of the Common Stock of the Issuer at a ratio of 1-for-20.

CUSIP No. 20564W204

The following constitutes Amendment No. 13 to the Schedule 13D filed by the undersigned ("Amendment No. 13"). This Amendment No. 13 amends the Schedule 13D as specifically set forth herein.

Item 2. Identity and Background.

Item 2 is hereby amended to add the following:

Effective April 17, 2024, 180 Degree Capital withdrew its nomination of Matthew F. McLaughlin as a nominee for election to the Board at the Annual Meeting. In connection therewith, Mr. McLaughlin ceased to be a member of this Section 13(d) group, ceased to be a party to the Group Agreement, as further described in Item 6 to Amendment No. 5 of the Schedule 13D, and ceased to be a Reporting Person immediately upon filing of this Amendment No. 13 to the Schedule 13D. The remaining Reporting Persons will continue filing on Schedule 13D with respect to their beneficial ownership of securities to the Issuer to the extent required by applicable law.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 415,366 shares of Common Stock of the Issuer beneficially owned by 180 Degree Capital and a separately managed account managed by 180 Degree Capital ("SMA") is $13,744,190, including brokerage commissions. The source of funds for acquiring the foregoing shares of Common Stock was working capital of 180 Degree Capital and working capital from the SMA.

The aggregate purchase price of the 125,000 shares of Common Stock of the Issuer beneficially owned by Mr. McLaughlin is $2,594,566, including brokerage commissions. The source of funds for acquiring the foregoing shares of Common Stock was personal funds of this Reporting Person.

The aggregate purchase price of the 27,542 shares of Common Stock of the Issuer beneficially and jointly owned by Mr. Rendino and his spouse is $752,365, including brokerage commissions. The source of funds for acquiring the foregoing shares of Common Stock was personal funds of this Reporting Person.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On April 17, 2024, 180 Degree Capital withdrew its nomination of Mr. McLaughlin and its proposal to declassify the Board. In connection with such withdrawal, on April 18, 2024, 180 Degree Capital issued a press release (the "Press Release") noting such withdrawal. The full text of the Press Release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 5.     Interest in the Securities of the Issuer

Items 5(a)-(d) are hereby amended and restated as follows:

(a)(b)    See rows (11) and (13) of the cover pages of this Schedule 13D for the aggregate number of shares of Common Stock and percentage of outstanding shares of Common Stock beneficially owned by each Reporting Person. The aggregate percentage of shares of Common Stock reported owned by each person herein is based upon a total of 4,755,153 shares of Common Stock outstanding based on the 20-for-1 reverse stock split effective on December 20, 2023 applied to the total shares outstanding as of March 6, 2024, as reported in the Issuer's Quarterly Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2024.

Mr. Rendino, in his role as Chief Executive Officer and Portfolio Manager of 180 Degree Capital, and Daniel B. Wolfe, in his role as President and Portfolio Manager of 180 Degree Capital, share dispositive and voting power for shares of Common Stock owned by 180 Degree Capital and its SMA. Except for their individual pecuniary interests therein, Messrs. Rendino and Wolfe disclaim beneficial ownership of the shares of Common Stock of the Issuer owned by 180 Degree Capital and its SMA.

(c)     The following shares of Common Stock of the Issuer were acquired in open market purchases within 60 days of the filing date of this Schedule 13D:

Class of Security	Shares Purchased	Price Per Share	Date of Purchase	Reporting Person
Common Stock	5,000	$16.7900	2/20/2024	Kevin M. Rendino
Common Stock	50,000	$16.7300	3/7/2024	180 Degree Capital Corp.
Common Stock	25,000	$16.2300	3/11/2024	180 Degree Capital Corp.
Common Stock	25,000	$16.2300	3/11/2024	Matthew F. McLaughlin
Common Stock	1,417	$14.9400	4/3/2024	Kevin M. Rendino

(d)    The SMA is managed by 180 Degree Capital and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 15,231 of the shares reported in Items 7-11 and 13 of page 2 of this Schedule 13D less any fees due to 180 Degree Capital in its role as investment manager of the SMA. The SMA's economic interest is less than 5% of the subject securities reported on this Schedule 13D.

The filing of this Schedule 13D shall not be deemed an admission that each Reporting Person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that it does not directly own. The Reporting Persons specifically disclaim beneficial ownership of the securities reported owned by other members of the Group that each Reporting Person does not directly own, except for each Reporting Person's pecuniary interest in 180 Degree Capital, as applicable.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

Exhibit 99.1 – Press Release, dated April 18, 2024.

SIGNATURE

After reasonable inquiry and to the best of each signatories knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2024

180 DEGREE CAPITAL CORP.

By:     /s/ Daniel B. Wolfe
Name:     Daniel B. Wolfe
Title:     President

MATTHEW F. MCLAUGHLIN

By:    /s/ Matthew F. McLaughlin
Name:    Matthew F. McLaughlin

KEVIN M. RENDINO

By:    /s/ Kevin M. Rendino
Name:    Kevin M. Rendino